September 9, 2024

Mark Erceg
Chief Financial Officer
Newell Brands Inc.
6655 Peachtree Dunwoody Road
Atlanta, GA 30328

       Re: Newell Brands Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 21, 2024
           Form 8-K dated February 9, 2024
           File No. 001-09608
Dear Mark Erceg:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Mangement's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Consolidated Operating Results 2023 vs. 2022, page 29

1. In your discussion of net sales and gross profit, you cite multiple factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes nor do you provide any context for the underlying reasons for such changes. Where one or more factors contributed to a material change in a line item, please revise future filings to describe the underlying reasons for these changes in quantitative and qualitative terms. We refer to guidance in Item 303(b) of Regulation S-K.
 September 9, 2024
Page 2
Form 8-K dated February 9, 2024
Exhibit 99.1
Reconciliation of GAAP and Non-GAAP Information (Unaudited), page 13

2. We note your non-GAAP reconciliations appear to include a full non-GAAP income statement. The presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your future filings. To the extent you wish to present any of the non-GAAP measures, you should present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by
       Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question 102.10(a) and (c) of the C&DIs for Non-
       GAAP Financial Measures.
3. In future filings, please include a separate footnote for each non-GAAP adjustment that describes in further detail the adjustment, the related facts and circumstances and the reason why the adjustment is included. Please provide us any proposed disclosure.
4. We note certain non-GAAP adjustments for 2023 and 2022 include bad debt reserve related to an international customer, expenses for certain legal proceedings, and inventory reserve due to changes in raw material regulation. Please describe these adjustments to us in further detail and tell us how you considered the guidance in Question 100.01 of the
       C&DIs for Non-GAAP Financial Measures.
5. Please tell us and revise future filings to detail the nature and composition of the non-
       GAAP adjustment to cost of products sold and selling, general and administrative expenses for "restructuring-related" costs. In your response, please tell us how you considered Question 100.01 of the Division of Corporation Finance's Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services